UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period ended: ______________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

UMeWorld Inc.
Full Name of Registrant

UMeWorld Limited
Former Name if Applicable

66 West Flagler Street, 9/F
Address of Principal Executive Office (Street and Number)

Miami, Florida 33130
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (06-19)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

UMeWorld Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended December 31, 2025 (the “Quarterly Report”) within the prescribed time period for the following reasons:

Pending Appointment of New Independent Auditor: On December 31, 2025, the Company’s former independent registered public accounting firm, J&S Associate PLT, resigned due to internal audit firm policy relating to engagement partner rotation to avoid regulator questions about PCAOB compliance. As of the date of this filing, the Company is in the process of interviewing and evaluating several successor accounting firms. Because a new firm has not yet been formally engaged, the required review of the Company's interim financial statements for the period ended December 31, 2025, has not yet commenced.

Recent Redomiciliation: The Company recently completed its redomiciliation from the British Virgin Islands to the State of Delaware (effective January 21, 2026). This transition, which included a change in corporate name and the transition to U.S. domestic issuer reporting status, has placed significant demands on the Company's internal accounting and administrative resources.

The Company expects to file its Quarterly Report within the five-calendar-day extension period provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of contact in regard to this notification

Michael Lee	786	791-0483
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the quarter ended December 31, 2025, the Company anticipates a significant increase in total revenue compared to the corresponding period ended December 31, 2024. This anticipated growth is primarily attributable to the commercial scaling of the Company’s functional nutrition platform (DAGola™) and the execution of its strategic expansion into international markets, particularly within the Asia-Pacific region.

Because the Company has not yet engaged a successor independent registered public accounting firm following the resignation of its former auditor on December 31, 2025, the financial results for the quarter ended December 31, 2025 have not been reviewed. As a result, the Company is unable at this time to provide a reasonable estimate of its net income (loss), earnings per share, or other specific line-item financial results.

The Company expects to provide a complete quantitative discussion of its financial condition and results of operations in its Quarterly Report on Form 10-Q once a new independent registered public accounting firm is engaged and the review of the interim financial statements is completed.

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UMeWorld Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 2, 2026	By:	/s/ Michael M. Lee
Michael M. Lee, President and Chief Executive Officer

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